SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

              For the year ended December 31, 1999

                      MILLIPORE CORPORATION
  (Name of issuer of the securities held Pursuant to the Plan)

                          80 Ashby Road
                  Bedford, Massachusetts  01730
           (Address of the principal executive office
                         of the issuer)



                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.




                                        MILLIPORE CORPORATION
                                        EMPLOYEES' PARTICIPATION
                                        AND SAVINGS PLAN




                                        BY:/s/Jeffrey Rudin
                                        Jeffrey Rudin
                                        Committee for
                                        Administration
                                        of the Millipore
                                        Corporation
                                        Employees' Participation
                                        and
                                        Savings Plan



Date:       June 28, 2000





                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

              For the Year Ended December 31, 1999

         MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                        AND SAVINGS PLAN

   Index to Financial Statements and Supplemental Schedules *




Financial Statements and Exhibits

                                               Page(s)

Report of Independent Accountants                 1


Statements of Net Assets Available for Plan Benefits
as of December 31, 1999 and 1998                  2


Statement of Changes in Net Assets Available for Plan
Benefits for the year ended December 31, 1999     3


Notes to Financial Statements                     4 - 10


Schedule of Assets Held for Investment Purposes
as of December 31, 1999                           11

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
  Disclosure under ERISA have been omitted as they are not applicable.






Report of Independent Accountants



To the Participants and Administrator of the Millipore Employees' Participation and
Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Millipore Employees' Participation and Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of non-participant directed Plan investments. This information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.





Boston, Massachusetts
June 7, 2000


                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                          December 31,

                                     1999             1998
Assets
Investments, at fair value       $167,071,339    $68,019,748

Plan's Interest in Master
Trust, at fair value             -                71,301,753

Participant loans
receivable                          3,778,798      3,878,006

Contributions receivable:
Participation Account               5,016,613      5,008,340

Savings Account:
Employee contributions           -                   783,841
Employer contributions           -                   112,770

Due from Pan American            -                   263,645

Total assets                     $175,866,750   $149,368,103




Liabilities and Net Assets
Available for Plan
Benefits

Fund payables                    $ -            $    235,787

Due to AIM Ltd. Maturity           -                 263,645

Net assets available for
plan benefits                     175,866,750    148,868,671


Total liabilities and net
assets available for plan
benefits                         $175,866,750   $149,368,103






  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
              For the year ended December 31, 1999



Investment income:

Dividends on Millipore Common
Stock                                          $   81,353

Dividends and interest                          3,913,562

Net appreciation in fair value of
investments                                    23,268,838

Investment Income                              27,263,753

Contributions:

Employer contributions:

Participation Account                           5,016,613

Savings Account                                 1,639,901

Employee Savings Account
contributions                                   7,991,686

Total contributions                            14,648,200

Benefit payments                              (14,901,819)

Other expense                                     (12,055)

Net increase                                   26,998,079

Net assets available for plan
benefits at January 1                         148,868,671

Net assets available for plan
benefits at December 31                      $175,866,750









  The accompanying notes are an integral part of the financial statements.
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements

A.   Description of the Plan

     General

     The following description of the Millipore Corporation (the "Company") Employees' Participation and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income
     Security Act of 1974 (ERISA) and was most recently amended and restated effective January 1, 1997.

     The Plan includes a profit sharing feature (the "Participation Account"), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with the Company, and a savings feature (the "Savings Account"), which covers only U.S. employees. Eligible employees can contribute to the Savings Account upon service commencement date, the company match will commence after one year of continuous service.

     Effective August 1, 1999, T. Rowe Price Retirement Plan Service, Inc. replaced Watson Wyatt Worldwide as recordkeeper of the Plan. Effective August 1, 1999, T. Rowe Price Trust Company replaced Investor's Bank & Trust as trustee of the Plan. As a result of this change in Trustee, all new investment options were introduced with the exception of the Millipore Stock Fund and the Master Trust was dissolved.

     Funding Policy

     Under the Participation Account, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Millipore Asset Allocation Fund. Prior to August 1, 1999, the Millipore Asset Allocation Fund was known as the Balanced Fund. Prior to August 1, 1999, the Participation Account was commingled in a Master Trust with the Retirement Plan for Employees of Millipore Corporation (the "Retirement Plan"), a separate plan sponsored by the Company.

     Under the Savings Account, participants may elect to contribute amounts ranging from 1% to 16% of their eligible compensation on a pre-tax basis subject to certain limitations. All participants with 10 or more years of service receive a Company match of 50% of their contribution up to 6% of their eligible compensation. Participants with less than 10 years of service receive a Company match of 25% of their contribution up to 6% of their eligible compensation.

  Contributions under the Savings Account and the Company's matching amount are invested as directed by the participants. Participants are permitted to invest in one or more of the investment vehicles offered, pursuant to the provisions of the Plan.
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements

A.   Description of the Plan - (continued)

     Vesting

     All participants are fully vested in their entire balance.

     Investment Options

      A participant may direct contributions into any of the following investment options:

       T. Rowe Price Blue Chip Growth Fund
       T. Rowe Price Equity Index Trust
       T. Rowe Price Summit Cash Reserves Fund
       T. Rowe Price Balanced Fund
       Bankers Trust International Equity Fund
       Van Kampen Emerging Growth Fund, Class A
       Robert Stevens (RS) Emerging Growth Fund
       Pimco Total Return Fund
       Millipore Common Stock

     In addition to the above funds, there are investments from a plan acquired through a prior acquisition by the Company, which consists of Deposit Fund accounts held at Pan American Life Insurance Company. Employees cannot direct contributions to these Deposit Fund accounts. The Deposit Fund accounts hold guaranteed insurance contracts, which will mature over the next three years until 2002. Upon maturing, participants must direct such funds into the investment options mentioned above.

     Non-participant directed investments (Participation Account) are invested in the Millipore Asset Allocation Fund, formerly the Balanced Fund, which is composed of the following Grantham, Mayo, Van Otterloo Co., LLC ("GMO") mutual funds:

       GMO US Core Fund III
       GMO Domestic Bond Fund III
       GMO Small Cap Value Fund III
       GMO REIT Fund III
       GMO Small Cap Growth Fund III
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements

A.   Description of the Plan - (continued)

     Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of, (1) the amount of their total account (excluding the Participation Account), (2) the greater of $10,000 or one-half of their total account; or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Loan terms range from 1 to 5 years. Loan interest rates are updated monthly. As of December 31, 1999, interest rates on participant loans ranged from 5.5% to 10.5%. The entire amount of the participant's account serves as collateral for the loan.

     Payment of Benefits

     Participant's who are 59 1/2 years or older may, at any time, withdraw amounts contributed to the Plan by, or on behalf of them, including income earned. In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their account for certain hardships that result from medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of post secondary education for the participant, their spouse, children or dependents. The Committee for the Administration of the Savings Plus/Participation Plan and the Retirement Plan for the Employees of Millipore Corporation determines the existence of hardship. Participation Account contributions and income earned may be transferred to the Retirement Plan for distribution in accordance with its provisions, upon meeting certain requirements as outlined in the Plan document.

B.   Summary of Significant Accounting Policies

     Basis of Accounting

     The Plan's financial statements are prepared under the accrual basis of accounting.

     Investment Valuation

     Investments in the money market fund are valued at cost, which approximates fair market value. Investments in mutual funds are recorded at their net asset value, which approximates fair market value. Common stocks are valued at the last reported sales price on the last business day of the year. Participant loans are valued at principal plus accrued interest, which approximates fair value.

     Purchases and sales of investments are recorded on a trade date basis.
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements

B.   Summary of Significant Accounting Policies - (continued)

     Net appreciation (depreciation) on fair value of investments includes realized gains and losses and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustees to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, money market funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and a level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of net assets available for plan benefits, and the statement of changes in net assets available for plan benefits.

     Investment Income

     Dividend  income  is  recorded  on  the  ex-dividend   date.
     Interest income is recorded on an accrual basis.

     Contributions

     Contributions  from  the  Company  under  the  Participation
     Account  are  accrued  and  paid  annually  based   upon   a
     determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

     Payment of Benefits

  Benefits payments are recorded when paid.

     Reclassifications

     Certain reclassifications were made to the prior year statement net of assets available for plan benefits in order to adopt the provisions of Statement on Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements

C.   Investments

     The  following table presents investments that  represent  5 percent or more of the Plan's net assets as of December 31:

                                         1999         1998

     GMO US Core Fund III*               $ 32,938,437 $ 38,983,437

     GMO Domestic Bond Fund III*           26,266,889   30,244,229

     T. Rowe Price Equity Index Trust      19,654,715   -

     Van Kampen Emerging Growth Fund,
     Class A                               17,973,802   -

     T. Rowe Price Balanced Fund           16,307,737   -

     T. Rowe Price Blue Chip Growth
     Fund                                  12,996,690   -

     T. Rowe Price Summit Cash Reserves
     Fund                                  12,322,184   -

     Millipore Common Stock                10,777,402    6,968,924

     Vanguard Index TR500 Portfolio        -            15,772,342

     Investment Co. of America             -            10,820,078

     Dodge & Cox Balanced Fund             -             9,277,315

     AIM Equity FDS Constellation          -             9,144,542

     AIM Ltd. Maturity Treasury Shares     -             6,969,038

     * Non-participant directed


     During the year ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

          Mutual Funds                       $ 20,833,165
          Common Stock                       $   2,435,673


                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements

D.   Non-Participant Directed Investments

     Information   about  the  net  assets  and  the  significant
     components of the changes in net assets relating to the non-participant directed investments, the Participation Account, is as follows:

                                                  December 31,
                                              1999            1998
          Net Assets:
               Mutual Funds               $  73,803,889   $  69,146,431


                                           Year Ended
                                          December 31,
                                              1999
          Change in Net Assets:
               Contributions              $   5,016,613
               Earnings                       5,446,357
          Benefits paid to
           Participants                      (5,805,512)
          Net change in assets            $   4,657,458

E.   Interest in Master Trust

  Prior to August 1, 1999, the assets of the Balanced Fund of the Plan and of the Retirement Plan were commingled and jointly invested in a Master Trust. The Participation and Savings Accounts' share of these investments were presented as `Interest in Master Trust' in the prior year financial statements. Interest in Master Trust consisted of contributions, net of benefits paid and a pro rata share of income earned of approximately 88.5% at December 31, 1998. Total mutual fund investments in the Master Trust as of December 31, 1998 were $80,608,430. Subsequent to August 1, 1999, the assets are no longer commingled.

     Income earned on commingled investments of the Master Trust for the period ended July 31, 1999 was as follows:

        Interest and dividends             $1,427,152

        Net depreciation of investments   (1,119,814)

        Investment income                $    307,338


     Investment income relating to the Master Trust was allocated to the individual plans based upon the pro rata share and was reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits.
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements

F. Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
     5500 at December 31:

                                   1999              1998
Net assets available for plan
benefits per the financial
statements                         $175,866,750     $148,868,671
Amounts  allocated to  withdrawing
participants                       (     -     )      (2,618,508)
Net   Assets  available  for  plan
benefits per the Form 5500         $175,866,750     $146,250,163


     The following is a reconciliation of benefit payments per the statement of changes in net assets available for plan benefits to the Form 5500 for the year ended December 31, 1999:

Benefit payments per the
statement of changes in net
assets available for plan
benefits                           $  14,901,819
Less:  Amounts allocated to
withdrawing participants
at December 31, 1998                  (2,618,508)
Benefits paid to participants per
the Form 5500                      $  12,283,311


     Amounts allocated to withdrawing participants are recorded on the Form 5500 as benefits payable and represent benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

G.   Plan Termination

     While the Company has not expressed any intent to discontinue its contribution to the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue  the
     Plan,   the  Plan  shall  be  deemed  terminated  and   each
     participant shall be entitled to an immediate distribution of their account.

H.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated May 15, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

 Schedule of Assets Held for Investment Purposes as of December
                           31, 1999**

                                              Fair
     Security Description        Units        Value

     Millipore Asset
     Allocation Fund

     GMO US Core Fund III *   1,894,102    $ 32,938,437

     GMO Domestic Bond Fund
     III *                    2,902,419      26,266,889

     GMO Small Cap Value
     Fund III *                 296,181       3,758,541

     GMO REIT Fund III *        371,932       3,153,985

     GMO Small Cap Growth
     und III *                  190,753       2,685,809

                                           $ 68,803,661
     *  Non-participant directed

     ** Cost information which is required was not available



               CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.2-85698) of Millipore
Corporation of our report dated June 7, 2000, relating to the financial statements of Millipore Corporation Employees'
Participation and Savings Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP



Boston, Massachusetts
June 7, 2000




